FEDERAL INSURANCE COMPANY
Endorsement No.:	7
Bond Number:	81391888
NAME OF ASSURED: AMERICAN PERFORMANCE FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 6 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on November 14, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: March 11, 2008
ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81391888
NAME OF ASSURED: AMERICAN PERFORMANCE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

AMERICAN PERFORMANCE FUNDS
BALANCED FUND
BOND FUND
CASH MANAGEMENT FUND
INTERMEDIATE BOND FUND
INTERMEDIATE TAX-FREE BOND FUND
SHORT-TERM INCOME FUND
U.S. TREASURY FUND
TAX-FREE MONEY MARKET FUND F/K/A INSTITUTIONAL TAX-FREE MONEY MARKET FUND
U.S. MID CAP EQUITY FUND
U.S. TAX-EFFICIENT MID CAP EQUITY FUND
U.S. LARGE CAP EQUITY FUND F/K/A U.S. TAX-EFFICIENT LARGE CAP EQUITY FUND
U.S. SMALL CAP EQUITY FUND
This Endorsement applies to loss discovered after 12:01 a.m. on November 14, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: March 11, 2008
ICAP Bond
Form 17-02-0949 (Rev. 1-97)    Page 1